K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 9, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:   John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 12, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 130 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 82 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 4, 2014, accession no. 0001133228-14-001358 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6 and Class NAV shares of John Hancock Disciplined Value International Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and all comments and responses relate to each prospectus included in the Amendment.

I.	Comments on all Prospectuses

Comment 1 — On the front cover, following the legend required by Rule 481 under the Securities Act, there appear to be three headings entitled “Fund summary,” “Fund details,” and “Your account,” each with accompanying text. Please remove this text from the front cover.

Response to Comment 1 — The Trust notes that a page break is intended to precede this additional text, which the Trust intends to clarify in the definitive filing of the prospectuses.

Comment 2 — Please provide for the staff’s review completed fee tables under “Fund summary — Fees and expenses.” Please also include all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee tables.

Response to Comment 2 — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

Comment 3 — In prospectuses for share classes that impose sales charges, in the introductory paragraph under “Fund summary — Fees and expenses,” if applicable, please state that more information about sales charge discounts is available from the investor’s financial professional.

Response to Comment 3 — The Trust has made the requested change.

Page 2 June 9, 2014

Comment 4 — The staff notes that the Fund is being formed for the purpose of acquiring Robeco Boston Partners International Equity Fund, a series of The RBB Fund, Inc. (the “Acquired Fund”). Please confirm that the Fund will not seek effectiveness until shareholders of the Acquired Fund approve the reorganization.

Response to Comment 4 — Although the Trust does not intend to sell shares of the Fund in a public offering prior to the reorganization, it nevertheless intends to send an effective prospectus for the Fund to shareholders of the Acquired Fund along with the combined proxy and prospectus relating to the reorganization of the Acquired Fund with the Fund.

Comment 5 — In “Fund summary — Principal investment strategies,” it is stated that the Fund may invest in “shares of other investment companies.” Please disclose whether such other investment companies are registered funds or are private funds exempt from registration under Section 3(c)(1) or 3(c)(7) of the 1940 Act. If private funds, please disclose the percentage of the Fund’s assets that may be invested in such instruments.

Response to Comment 5 — Supplementally, the Trust confirms that such investments are anticipated to be registered funds.

Comment 6 — In “Fund summary — Principal investment strategies,” it is stated that the Fund may invest in other investment companies, such as exchange-traded funds. Please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 6 — The Fund anticipates that acquired fund fees and expenses for the first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

Comment 7 — The following comments relate to the disclosure in “Fund summary — Principal investment strategies,” in which the Fund “defines non-U.S. companies as companies: (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) that have a majority of their assets, or that derive a significant portion of their revenue or profits, from businesses, investments or sales outside of the United States.”

(a)	If the Fund intends to rely on the definition in (i) or (ii) above to identify non-U.S. companies, please explain supplementally how the Fund would determine a non-U.S. company’s economic connection to a non-U.S. country; and

(b)	With respect to (iii) above, please explain what is meant by the term “significant portions,” noting that it is the staff’s view that a company should derive 50% or more of its revenue or profits from businesses, investments or sales outside of the United States in order to be considered a non-U.S. company.

Responses to Comment 7 — The Trust responds to Comment 7 as follows:

(a)	Companies legally organized under the laws of a non-U.S. country or that are principally traded in a non-U.S. country may have some connections to the United States. However, to the extent the Fund relies upon (i) or (ii) in its determination that a company is a non-U.S. company, it would typically expect to see such a company have a preponderance of economic connections to a country or countries outside of the United States.

(b)	Similarly, the Fund uses the term “significant portion” in reference to a non-U.S. company’s revenue or profits in order to denote that the preponderance of economic connections for that company will be to a country or countries outside of the United States, without stating a specific required percentage or amount of such revenues or profits in order to maintain the flexibility it believes is necessary to make such geographic determinations.

Page 3 June 9, 2014

Comment 8 — In “Fund summary — Principal investment strategies,” the Fund states that it may invest in securities denominated in the currencies of frontier market countries. Please consider noting a principal risk regarding investments in frontier market countries.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — In “Fund summary — Principal investment strategies,” the Fund states that it may use derivatives for hedging and non-hedging purposes. Please disclose the anticipated non-hedging purposes of the Fund’s investment in derivatives, in accordance with the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010. Please also explain whether such derivatives positions are used to satisfy the Fund’s overall policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in a non-diversified portfolio of equity and equity-related securities issued by non-U.S. companies of any capitalization size (the “80% Policy”). If so, please explain how such derivatives would have the economic characteristics of equity and equity-related securities issued by non-U.S. companies of any capitalization size, and how such investments are valued for purposes of the 80% Policy.

Response to Comment 9 — The Trust has made the requested change. Supplementally, the Trust notes that the Fund reserves the right to use derivatives to count towards its 80% Policy. A derivative that represents exposure to a non-U.S. company issuer would be considered to have the economic characteristics of that company. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

Comment 10 — In “Fund summary — Principal investment strategies” the Fund states that it may seek to increase its income by lending portfolio securities. Please consider whether, in addition to credit and counterparty risks, there are additional risks relating to securities lending that should be disclosed.

Response to Comment 10 — The Trust respectfully declines to make the requested change. Supplementally, the Trust notes that the risks associated with securities lending are sufficiently described under the under the heading “Credit and counterparty risk.”

Comment 11 — In “Fund summary — Principal investment strategies,” if applicable, please disclose that the Fund will invest in securities rated below investment grade, and that such securities are referred to as “junk bonds.” Also, please note that the second paragraph of the “Credit and counterparty risk” disclosure under “Fund details — Principal risks of investing,” describes the risks of investing in below-investment grade securities.

Response to Comment 11 — Because the Fund will not invest in securities rated below investment grade as part of its principal investment strategies, no change in “Principal investment strategies” is necessary in response to this comment. In addition, the Trust has deleted the second paragraph of the “Credit and counterparty risk” disclosure under “Fund details — Principal risks of investing.”

Comment 12 — In “Fund summary — Past performance,” in the first sentence, please include the disclosure required by Item 4(b)(2) of Form N-1A regarding the showing of returns of a broad-based securities market index.

Response to Comment 12 — The Trust respectfully declines to make the requested change. Supplementally, the Trust notes that such language already is included below that paragraph after the “Average annual total returns” heading.

Page 4 June 9, 2014

Comment 13 — In “Fund details — Principal investment strategies,” please disclose whether notice to shareholders will be given of any change to the Fund’s investment objective and/or strategy, and if so, how much notice.

Response to Comment 13 — The Trust’s general policy with respect to changes to the Fund’s investment policies that are approved by the Trust’s Board of Trustees is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Fund does not believe that any revisions to the prospectus are necessary in this regard.

Comment 14 — In “Who’s who — Management fees,” please specify the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed.

Response to Comment 14 — Currently, the date on which the Fund is expected to begin investment operations is not certain. Accordingly, it is not possible for the Fund to determine the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed. Consequently, the Fund believes that no change in necessary in response to this comment.

Comment 15 — In “Fund details — Who’s who — Subadvisor,” please disclose that the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Item 10(a)(2) of Form N-1A.

Response to Comment 15 — The Trust has made the requested change.

Comment 16 — In prospectuses for share classes that impose sales charges, in “Your account,” in accordance with Item 12(a)(5) of Form N-1A, please disclose whether information regarding sales charges and sales charge reductions are available on a Fund’s website, including whether the website includes hyperlinks to facilitate access to such information.

Response to Comment 16 — The Trust has made the requested change.

Comment 17 — In the Appendix, please disclose that the portfolio that is managed with an investment style, objective, policies, and strategies similar to those of the Fund, is the only portfolio that is included in the composite described in the Appendix.

Response to Comment 17 — The Trust has made the requested change.

Comment 18 — In the “Appendix,” please disclose whether the portfolio manager of the comparable portfolio has been primarily responsible for the management of that portfolio and consider disclosing the identity of that portfolio manager.

Response to Comment 18 — Supplementally, the Trust notes that the portfolio manager of the comparable portfolio is Christopher Hart. The Fund will revise the Appendix to state that the portfolio manager of the comparable portfolio has been primarily responsible for the management of that portfolio.

II.	Comments on the Statement of Additional Information (the “SAI”)

Comment 19 — On the cover page, please disclose the name of any person who controls the subadviser, the basis of the person’s control, and the general nature of the person’s business. Also disclose, if material, the business history of any organization that controls the adviser. See Item 19(a)(1) of Form N-1A.

Response to Comment 19— The Trust respectfully declines to make the requested change. General Instruction C.2(b) of Form N-1A states that “[t]he Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.” As information regarding who controls the subadviser is provided in the prospectus in “Fund details — Who’s who — Subadvisor,” the Fund need not duplicate this information in the SAI.

Page 5 June 9, 2014

Comment 20 — In “Trustee Ownership of Shares of the Fund” and in Appendix B to the SAI, in light of the proposed reorganization, consider disclosing, in a footnote or otherwise, whether the portfolio managers or the trustees of the predecessor fund owned significant amounts of the Acquired Fund.

Response to Comment 20 — The Trust respectfully declines to make the requested change. Supplementally, the Trust notes that information regarding ownership of the Acquired Fund by the Acquired Fund’s trustees and portfolio managers is available to current shareholders of the Acquired Fund in the SAI for the Acquired Fund dated as of December 31, 2013. This information will be made available to the shareholders of the Fund in the first annual update filing for the Fund, as applicable.

Comment 21 — In “Investment Management Arrangements and Other Services — The Subadvisory Agreement” there appears to be an internal comment regarding compensation to be paid by the Fund’s adviser to the Fund’s subadviser if the subadvisory agreement for the Fund is terminated within a three-year period after the closing of the reorganization. Please consider removing this disclosure or discussing how this arrangement complies with the requirements of Section 15 of the 1940 Act.

Response to Comment 21 — Upon further review, the Trust has determined the referenced language is not applicable and it has been deleted.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectuses that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9068 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

Cc: Nicholas J. Kolokithas

Page 6 June 9, 2014

Appendix A – Fee Tables

Disciplined Value International Fund Class A and Class C

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. More information about these and other discounts is available from your financial representative and on pages 16 to 18 of the prospectus under "Sales charge reductions and waivers" or pages 78 to 82 of the fund's Statement of Additional Information under "Initial sales charge on Class A shares."

Shareholder fees (fees paid directly from your investment)	Class A	Class C
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00%	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00% (on certain purchases, including those of $1 million or more)	1.00%
Small account fee (for fund account balances under $1,000)	$20	$20

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C
Management fee	0.90	0.90
Distribution and service (Rule 12b-1) fees	0.30	1.00
Other expenses [1]	0.35	0.41
Total annual fund operating expenses	1.55	2.31
Contractual expense reimbursement [2]	–0.10	–0.11[3]
Total annual fund operating expenses after expense reimbursements	1.45	2.20

[1]	"Other expenses" have been adjusted to reflect the estimated fees and expense of the fund after its reorganization with the predecessor fund (as defined below).

[2]	To the extent that Expenses of the fund exceed 0.95% of average annual net assets (on an annualized basis) of the fund, (Fund Expense Limitation), the advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which Expenses of the fund exceed the Fund Expense Limitation. Expenses means all fund-level operating expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, (e) class-specific expenses, (f) acquired fund fees and expenses paid indirectly, and (g) short dividend expense. The Fund Expense Limitation expires on February 29, 2016, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time.

[3]	The advisor has contractually agreed to waive and/or reimburse all class-specific expenses for Class C shares of the fund, including Rule 12b-1 fees, transfer agency fees and service fees, blue-sky fees, and printing and postage fees, as applicable, to the extent they exceed 1.25% of average annual net assets (on an annualized basis) attributable to Class C shares (class expense waiver). The class expense waiver expires on February 29, 2016, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time.

Page 7 June 9, 2014

Disciplined Value International Fund Class I

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class I
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management fee	0.90
Other expenses [1]	0.34
Total annual fund operating expenses	1.24
Contractual expense reimbursement [2]	–0.10
Total annual fund operating expenses after expense reimbursements	1.14

[1]	"Other expenses" have been adjusted to reflect the estimated fees and expense of the fund after its reorganization with the predecessor fund (as defined below).

[2]	To the extent that Expenses of the fund exceed 0.95% of average annual net assets (on an annualized basis) of the fund, (Fund Expense Limitation), the advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which Expenses of the fund exceed the Fund Expense Limitation. Expenses means all fund-level operating expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, (e) class-specific expenses, (f) acquired fund fees and expenses paid indirectly, and (g) short dividend expense. The Fund Expense Limitation expires on February 29, 2016, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time.

Page 8 June 9, 2014

Disciplined Value International Fund Class R6

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R6
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R6
Management fee	0.90
Other expenses [1]	0.23
Total annual fund operating expenses	1.13
Contractual expense reimbursement [2,3]	–0.18
Total annual fund operating expenses after expense reimbursements	0.95

[1]	"Other expenses" have been adjusted to reflect the estimated fees and expense of the fund after its reorganization with the predecessor fund (as defined below).
[2]	To the extent that Expenses of the fund exceed 0.95% of average annual net assets (on an annualized basis) of the fund, (Fund Expense Limitation), the advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which Expenses of the fund exceed the Fund Expense Limitation. Expenses means all fund-level operating expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, (e) class-specific expenses, (f) acquired fund fees and expenses paid indirectly, and (g) short dividend expense. The Fund Expense Limitation expires on February 29, 2016, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time.
[3]	The advisor has contractually agreed to waive and/or reimburse all class-specific expenses for Class R6 shares of the fund, including transfer agency fees and service fees, blue-sky fees, and printing and postage fees, as applicable, to the extent they exceed 0.00% of average annual net assets (on an annualized basis) attributable to Class R6 shares (class expense waiver). The class expense waiver expires on February 29, 2016, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time.

Page 9 June 9, 2014

Disciplined Value International Fund Class NAV

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class NAV
Management fee	0.90
Other expenses [1]	0.15
Total annual fund operating expenses	1.05
Contractual expense reimbursement [2]	–0.10
Total annual fund operating expenses after expense reimbursements	0.95

[1]	"Other expenses" have been adjusted to reflect the estimated fees and expense of the fund after its reorganization with the predecessor fund (as defined below).
[2]	To the extent that Expenses of the fund exceed 0.95% of average annual net assets (on an annualized basis) of the fund, (Fund Expense Limitation), the advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which Expenses of the fund exceed the Fund Expense Limitation. Expenses means all fund-level operating expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, (e) class-specific expenses, (f) acquired fund fees and expenses paid indirectly, and (g) short dividend expense. The Fund Expense Limitation expires on February 29, 2016, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time.

Page 10 June 9, 2014

Disciplined Value International Fund Class R1, Class R2, Class R3, Class R4, and Class R5

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R1	Class R2	Class R3	Class R4	Class R5
Maximum front-end sales charge (load)	None	None	None	None	None
Maximum deferred sales charge (load)	None	None	None	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R1	Class R2	Class R3	Class R4	Class R5
Management Fee	0.90	0.90	0.90	0.90	0.90
Distribution and service (Rule 12b-1) fees	0.50	0.25	0.50	0.25	0.00
Other Expenses [1]
Service plan fee	0.25	0.25	0.15	0.10	0.05
Remainder of other expenses	18.20	18.20	18.20	18.20	18.20
Total other expenses	18.45	18.45	18.35	18.30	18.25
Total annual fund operating expenses	19.85	19.60	19.75	19.45	19.15
Contractual expense reimbursement [2]	–0.10	–0.10	–0.10	–0.10	–0.10
Total annual fund operating expenses after expense reimbursements	19.75	19.50	19.65	19.35	19.05

[1]	"Other expenses" have been adjusted to reflect the estimated fees and expense of the fund after its reorganization with the predecessor fund (as defined below).
[2]	To the extent that Expenses of the fund exceed 0.95% of average annual net assets (on an annualized basis) of the fund, (Fund Expense Limitation), the advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which Expenses of the fund exceed the Fund Expense Limitation. Expenses means all fund-level operating expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund's business, (e) class-specific expenses, (f) acquired fund fees and expenses paid indirectly, and (g) short dividend expense. The Fund Expense Limitation expires on February 29, 2016, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time.